METALLICA RESOURCES INC.
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2.	Date of Material Change

March 28, 2007

Item 3.	Press Release

The press release attached as Schedule "A" was released on CCN Matthews in Canada and on Market Wire in the United States on March 28, 2007 pursuant to section 75(1) of the Act.

Item 4.	Summary of Material Change

Metallica Resources Inc. reports the results of a 6,208 meter core drilling program completed by joint venture partner, Xstrata Copper, at Metallica’s 30%-owned El Morro copper-gold project in Chile. The drilling program has confirmed the vertical continuity of a high grade core occurring in two separate zones, each measuring approximately 300 to 400 meters long by 200 to 300 meters wide (see table of drill hole results below). Six holes, DDHF-139 through DDHF-144, were drilled to depths ranging from 800 to 860 meters. All of the holes terminated in mineralization, currently classified as inferred, approximately 100 to 150 meters below the deepest levels of the currently defined measured and indicated resources.

Item 5.	Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6.	Reliance on subsection 7.1(2) or (3) National Instrument 51-102

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.	Omitted Information

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8.	Executive Officers

The following executive officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Dated as March 28, 2007

METALLICA RESOURCES INC.

By:	/s/ Richard J. Hall
Name:	Richard J. Hall
Title:	President and Chief Executive Officer

SCHEDULE A

Press Release No. 07-04

METALLICA REPORTS HIGH GRADE COPPER-GOLD MINERALIZATION IN THE LA FORTUNA DEPOSIT AND RENEWED EXPLORATION AT THE EL MORRO PROJECT, CHILE

Toronto, Ontario – March 28, 2007 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report the results of a 6,208 meter core drilling program completed by joint venture partner, Xstrata Copper, at Metallica’s 30%-owned El Morro copper-gold project in Chile. Results of this program underscore the robust character of the La Fortuna copper-gold deposit and provide additional evidence that the resource remains open at depth. The program, carried out during the fourth quarter of 2006, was designed to confirm the continuity of high grade copper-gold mineralization in the core of the La Fortuna porphyry stock, improve delineation of deep inferred resources, and test the extent of secondary supergene mineralization along the northern limits of the La Fortuna resource.

Highlights of the program include:

  DDHF-139 intercepted 780 meters averaging 0.84% copper and 1.24 g/t gold from 20 to 800 meters

  DDHF-140 intercepted 774 meters averaging 0.65% copper and 0.51 g/t gold from 56 to 830 meters

  DDHF-141 intercepted 820 meters averaging 0.59% copper and 0.73 g/t gold from 30 to 850 meters

  DDHF-142 intercepted 690 meters averaging 0.82% copper and 0.69 g/t gold from 124 to 814 meters

  DDHF-143 intercepted 542 meters averaging 0.70% copper and 0.91 g/t gold from 218 to 760 meters

  DDHF-144 intercepted 758 meters averaging 0.93% copper and 0.99 g/t gold from 102 to 860 meters

The drilling program has confirmed the vertical continuity of a high grade core occurring in two separate zones, each measuring approximately 300 to 400 meters long by 200 to 300 meters wide (see table of drill hole results below). Six holes, DDHF-139 through DDHF-144, were drilled to depths ranging from 800 to 860 meters. All of the holes terminated in mineralization, currently classified as inferred, approximately 100 to 150 meters below the deepest levels of the currently defined measured and indicated resources.

Further confirmation of a high grade core to the La Fortuna deposit is provided by comparing the above drill results to an updated resource estimate for the La Fortuna deposit reported in November 2006. At a 0.4% copper-equivalent cut-off, the La Fortuna resource is estimated to contain 192 million tonnes of measured material averaging 0.68% copper and 0.57 g/t gold, 315 million tonnes of indicated material grading 0.52% copper and 0.49 g/t gold, and 231 million tonnes of inferred material averaging 0.48% copper and 0.42 g/t gold. Metallica’s 30% ownership share of the El Morro project equates to 1.94 billion pounds of copper and 2.54 million ounces of gold in the combined measured and indicated categories, and 0.73 billion pounds of copper and 0.94 million ounces of gold in the inferred category. The results of this drilling program are being incorporated into an updated resource estimate that will be part of a final feasibility study scheduled for completion by Xstrata in September of this year.

An additional three holes, DDHF-145 through DDHF-147, were drilled to delineate the limits of secondary sulfide mineralization in volcanic country rocks to the north of the main La Fortuna resource. All three holes encountered weak to moderate copper-gold grades that diminish with distance from the main porphyry stock and effectively close off the resource to the north.

On the exploration front, Metallica has been informed that Xstrata’s plans for the 2007 work program at El Morro include $1.2 million in new exploration directed towards targets outside the main La Fortuna resource area. This program represents the first exploration work to be conducted outside the La Fortuna area since 2002. Metallica is required to contribute 30% toward the cost of this work, pursuant to the terms of the El Morro joint venture agreement. Results of this program will be provided as they become available.

Drill results for the nine holes reported herein are summarized in the table below:

LA FORTUNA DEVELOPMENT DRILLING – Fourth Quarter 2006
Hole No.	From	To	Length	Cu	Au	Comments
	(m)	(m)	(m)	(%)	(g/t)
DDHF-139	0	20	20	0.02	0.76	Leached Cap
	20	90	70	0.81	0.91	Secondary Sulfides
	90	800	710	0.85	1.27	Primary Sulfides
DDHF-140	0	56	56	0.70	0.27	Copper Oxides
	56	72	16	0.45	0.37	Secondary Sulfides
	72	544	472	0.62	0.53	Primary Sulfides
	544	586	42	0.18	0.15	Primary Sulfides
	586	830	244	0.80	0.53	Primary Sulfides
DDHF-141	0	30	30	0.04	0.13	Leached Cap
	30	68	38	1.73	0.14	Secondary Sulfides
	68	104	36	0.26	0.18	Mixed Secondary & Primary Sulfides
	104	246	142	0.25	0.16	Primary Sulfides
	246	850	604	0.62	0.94	Primary Sulfides
DDHF-142	0	124	124	0.10	0.43	Leached Cap
	124	176	52	1.67	0.58	Secondary Sulfides
	176	814	638	0.75	0.69	Primary Sulfides
DDHF-143	0	218	218	0.02	0.11	Leached Cap
	218	360	142	0.60	0.51	Secondary Sulfides
	360	576	216	0.47	0.50	Primary Sulfides
	576	760	184	1.04	1.71	Primary Sulfides
	760	836	76	0.22	0.30	Primary Sulfides
DDHF-144	0	10	10	NA	NA	No Recovery
	10	84	74	0.07	0.50	Leached Cap
	84	102	18	1.23	0.53	Copper Oxides
	102	158	56	1.45	0.49	Secondary Sulfides
	158	598	440	0.70	0.71	Primary Sulfides
	598	860	262	1.20	1.56	Primary Sulfides
DDHF-145	0	150	150	0.01	0.01	Post-mineral Gravels
	150	244	94	0.03	0.04	Leached Cap
	244	344	100	0.19	0.07	Mixed Secondary & Primary Sulfides
	344	406	62	0.04	0.05	Primary Sulfides
DDHF-146	0	204	204	0.00	0.01	Post-mineral Gravels
	204	276	72	0.21	0.07	Leached Cap
	276	284	8	0.36	0.36	Secondary Sulfides
	284	412	128	0.05	0.02	Primary Sulfides
DDHF-147	0	172	172	0.00	0.01	Post-mineral Gravels
	172	260	88	0.03	0.10	Leached Cap
	260	278	18	0.31	0.02	Secondary Sulfides
	278	314	36	0.04	0.02	Primary Sulfides
	314	320	6	1.28	0.02	Secondary Sulfides
	320	400	80	0.12	0.03	Primary Sulfides

All drill core from the drilling program reported herein has been sampled and analyzed according to Xstrata’s Six Sigma quality assurance and quality control protocols which include the use of project specific internal standards, Gannet certified standards, and blank samples. ACTLABS CHILE S.A. of Coquimbo, Chile has completed all of Xstrata’s analytical assay work for this drilling campaign. The analytical methods used are geochemical analysis for the copper and fire assay with an atomic absorption finish for the gold values. ACTLABS is certified by the ISO 9001:2000 standards.

The Qualified Person, as defined by Canadian NI 43-101 – Standards of Disclosure for Mineral Projects, responsible for directing the design and execution of the drilling program and reporting the results to Metallica is Mr. Raúl Roco, Member – AusIMM and Manager of Mines Geology for Xstrata Copper. The Qualified Person responsible for the preparation of the information contained in this press release is Mr. Mark A. Petersen, Certified Professional Geologist – AIPG and Vice President of Exploration for Metallica Resources.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 92.2 million shares outstanding. As of December 31, 2006, it had approximately US$45 million in cash and cash equivalents with no debt. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY’S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.